FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              TDK Corporation

                                             (Registrant)



June 15, 2005
                                              BY: /s/ Noboru Hara
                                                  Noboru Hara
                                                  General Manager
                                                  General Affairs Department
                                                  Administration Group






           To:  Stockholders
                                                                   June 15, 2005

                                                 TDK Corporation (the "Company")
                                                        13-1, Nihonbashi 1-chome
                                                                  Chuo-ku, Tokyo
                                                                   Hajime Sawabe
                                                               President and CEO

                   Amendments to Notice of the Convocation of
               the 109th Ordinary General Meeting of Stockholders

Dear Sirs:

     The Company, with apologies, announces that the Notice of the Convocation of the 109th Ordinary General Meeting of Stockholders sent to you on June 2, 2005 contains certain errors in its Supplementary Information. The amendments are explained below.

     In addition, the amended version of the Notice of the Convocation of the 109th Ordinary General Meeting of Stockholders reflecting the amendments set forth below, is enclosed herewith for your reference. We kindly request you to refer to the amended version.

                                  Particulars

Reasons for Amendments:

In accordance with the Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions", the presentation of minimum pension liability adjustments has been changed from the net amount to the gross amount in the consolidated balance sheet. Accordingly the consolidated balance sheet of the Notice of the Convocation of the 109th Ordinary General Meeting of Stockholders is changed as follows:

There are no effects arising from this change on the consolidated statement of income of the Company.

(Amendments)

Supplementary Information (1), Page 7 in English translation:
(4) Operating Results and Financial Position of TDK Group and the Company


(Consolidated Results)

         Correction                             Original
Total assets          109th          Total assets      109th
                  (Apr. 1, 2004                    (Apr. 1, 2004
                    to Mar. 31,                      to Mar. 31,
                      2005)                            2005)

                     807,689                          790,020

Supplementary Information (2), Page 19 in English translation:
Consolidated Balance Sheet (prepared in accordance with the U.S. GAAP)


           Correction                       Original
(ASSETS)                         (ASSETS)
Noncurrent assets 297,398        Noncurrent assets  279,729
Other assets       35,274         Other assets       17,605
Total assets      807,689        Total assets       790,020
(Liabilities)                    (Liabilities)
Noncurrent         32,915         Noncurrent         15,246
liabilities                      liabilities
Retirement and     28,839         Retirement and     11,170
severance                        severance benefits
benefits
(Total            151,812        (Total             134,143
liabilities)                     liabilities)
Total liabilities 807,689        Total liabilities  790,020
and stockholders'                and stockholders'
equity                           equity


Supplementary Information (4), Page 24 in English translation:
Issue Date of Certified Copy of Public Accountants' Report for Consolidated Statutory Reports

Correction                             Original
June 15, 2005                          May 23, 2005

Supplementary Information (5), Page 25 in English translation:
Issue Date of Certified Copy of Report of Board of Corporate Auditors for Consolidated Statutory Reports

Correction                             Original
June 15, 2005                          May 24, 2005


                                   - End -


                                                                    June 2, 2005

To:    Our Overseas Stockholders

                                                                 TDK Corporation
                                                       13-1, Nihonbashi 1-chome,
                                                                  Chuo-ku, Tokyo


                        TDK Corporation (the "Company")
Notice of the Convocation of the 109th Ordinary General Meeting of Stockholders

Dear Sirs:

     Enclosed please find the notice of the convocation of the 109th ordinary general meeting of stockholders of the Company together with the reference documents.

     Please study the reference documents with respect to each item of the agenda of the meeting and exercise your voting rights through your standing proxy in Japan. Please be aware that the voting right exercise form should arrive at us through your standing proxy in Japan on or prior to June 29, 2005.

                                                               Very truly yours,


                                                                 TDK Corporation


                                                             BY:/s/  Noboru Hara
                                                                     Noboru Hara
                                                                 General Manager
                                                      General Affairs Department
                                                            Administration Group

(Translation)

                           NOTICE OF THE CONVOCATION

                                       OF

               THE 109TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

Notice: This is a translation from Japanese language of a notice distributed to stockholders in Japan. The translation is prepared solely for the convenience of foreign shareholders. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.


                                TDK Corporation

                                  Tokyo, Japan

(Translation)
To:  Stockholders

                                                                Local Code  6762

                                                                    June 2, 2005

                                                 TDK Corporation (the "Company")
                                                        13-1, Nihonbashi 1-chome
                                                                  Chuo-ku, Tokyo
                                                                   Hajime Sawabe
                                                               President and CEO

                            NOTICE OF CONVOCATION OF
               THE 109TH ORDINARY GENERAL MEETING OF STOCKHOLDERS
                              (Amended Version)
Dear Sirs:

     You are hereby notified that the 109th Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

     When you attend the meeting in person, please submit the enclosed voting right exercise form to the receptionist at the place of the meeting. In the event that you are unable to attend the meeting, please study the reference documents below and indicate on the enclosed voting right exercise form your approval or disapproval of the items on the agenda, since you may exercise your voting right by written form by returning the form to the Company after affixing your seal impression.

                                  Particulars

1.   Date and Time:                  10:00 a.m. on June 29, 2005 (Wednesday)

2.   Place of the Meeting:           Technical Center of the Company, 9th Floor
                                     15-7, Higashi-Ohwada 2-chome, Ichikawa-shi,
                                     Chiba Prefecture

3.   Purposes of the Meeting:

     Matters to be Reported:

                          1. Report on the Business Report, Non-Consolidated Balance Sheet and Non-consolidated Statement of Income for the 109th Fiscal Year (from April 1, 2004 to March 31, 2005).

                          2. Report on the Consolidated Balance Sheet and Consolidated Statement of Income, and Report on the Results of Audit for Consolidated statutory reports for the 109th Fiscal Year by Certified Public Accountants and Board of Corporate Auditors (from April 1, 2004 to March 31, 2005).

     Matters to be Resolved:

          First Item:          Approval of Proposal for Appropriation of
                               Retained Earnings for the 109th Fiscal Year

          Second Item:         Issuance of Stock Acquisition Rights as Stock
                               Option Scheme for Stock-Linked Compensation Plan
                               The substances of this item are contained in the "Reference Documents Concerning Exercise of
                               Voting Rights"
                               (from Page 37 to page 39)

          Third Item:          Issuance of Stock Acquisition Rights as Stock
                               Option Scheme
                               The substances of this item are contained in the "Reference Documents Concerning Exercise of
                               Voting Rights"
                               (from Page 39 to page 41)

          Fourth Item:         Acquisition of Own Shares of the Company
                               The substances of this item are contained in the "Reference Documents Concerning Exercise of
                               Voting Rights"
                               (Page 41)

          Fifth Item:          Election of seven (7) Directors

                                                                         - End -

                (Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Stockholders)

Supplementary Information (1)

                                Business Report
                              From: April 1, 2004
                               To: March 31, 2005

1.      Business Conditions
(1)    Business Conditions and Results of TDK Group

Looking at economies in Japan and overseas, despite rising crude oil prices and other factors that restricted growth, the U.S. economy generally expanded steadily due in part to an upturn in capital expenditures and improvements in employment statistics and household incomes. European economies, while resilient in the first half of fiscal 2005, suffered a slowdown in the second half due to the effects of a strengthening euro, rising crude oil prices and other negative factors. China, meanwhile, maintained a high economic growth rate. In comparison, the Japanese economy slowed due to a drop-off in exports, the result of second-half production cutbacks by manufacturers of digital products, despite strength in capital expenditures that was supported by strong corporate earnings.

In the electronics industry in the first half of fiscal 2005, demand for digital home appliances, such as LCD and plasma flat-screen TVs and DVD recorders, was boosted by the Summer Olympic Games in Athens, and other events. This resulted in strong demand for the TDK Group's electronic components in the first half. However, demand for these components began to cool in the second half in line with production cutbacks of finished products that use them.

In this business environment, TDK continued to implement profit structure reforms. TDK also actively made investments to drive growth, such as by ramping up production capacity of multiplayer chip capacitors and forging a strategic alliance regarding HDD heads.

As a result, TDK posted consolidated net sales of Yen 657,853 million, up 0.3% from Yen 655,792 million. Operating income rose 5.9%, from Yen 56,510 million to Yen 59,830 million. Income from continuing operations before income taxes increased 11.4%, from Yen 55,712 million to Yen 62,072 million. Net income rose 6.8%, from Yen 42,101 million to Yen 44,948 million. Basic net income per common share was Yen 339.76, up from Yen 317.80.

On a parent-company basis, net sales increased 3.9%, from Yen 316,050 million to Yen 328,452 million. Operating income increased 392.8%, from Yen 1,756 million to Yen 8,653 million. Current income rose 197.3%, from Yen 10,277 million to Yen 30,550 million. Net income increased 786.3%, from Yen 4,458 million to Yen 39,513 million. Net income per common share was Yen 297.93, compared with Yen
32.87 a year earlier.

Regarding discontinued operations, figures for the year ended March 31, 2004 relating to discontinued operations have been reclassified and restated, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," for comparative purposes.

(2)    Segment Information of TDK Group
TDK's businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media & systems segment.

(Electronic Materials and Components Segment)
This segment is made up of four product sectors: (1)electronic materials, (2) electronic devices, (3)recording devices, and (4)semiconductors & others. Segment net sales increased 4.9%, from Yen 519,792 million to Yen 545,214 million.

Looking at electronic materials and electronic devices, demand for components was strong in the fiscal year's first half on the back of higher demand for digital home appliances driven by the Athens Summer Olympic Games. However, the second half saw sales prices of components drop as demand cooled due to inventory cutbacks of digital home appliances. The overall result, however, was a year-on-year increase in sales of both electronic materials and electronic devices.

In recording devices, in the first half of fiscal 2005 there were inventory cutbacks by customers following strong HDD demand in the second half of the previous fiscal year. However, demand for HDD heads picked up in the second half of fiscal 2005 once this adjustment phase ended. The result was a year-on-year increase in sales of recording devices.

Sector results were as follows.

(1)Electronic Materials
This sector is broken down into two product categories: capacitors, and ferrite cores and magnets. Sales in the electronic materials sector rose 4.8%, from Yen 166,818 million to Yen 174,800 million.

(Capacitors) Sales rose year on year. Sales of multilayer chip capacitors, the main product in the capacitors sector, were strong in the first half, as previously mentioned. In the second half, amid lackluster demand, TDK was able to absorb sales price declines and the effect of forex movements by improving the sales mix. These factors led to higher year-on-year sales.

(Ferrite cores and magnets) Sales of ferrite cores and magnets increased year on year. In ferrite cores, sales declined from the previous fiscal year despite higher demand for general-purpose power supply cores for digital home appliances and cores for communications equipment. This decrease was due to a reduction in output of deflection yoke cores and flyback transformers cores used in CRT TVs. However, sales of magnets increased year on year, the result of steadily rising demand for use in automotive and HDD applications.

(2)Electronic Devices
This sector has three product categories: inductive devices, high-frequency components and other products. Sales in the electronic devices sector rose 7.8%, from Yen 107,999 million to Yen 116,387 million.

(Inductive devices) Sales increased year on year. Inductive devices, the main product category in the electronic devices sector, posted higher sales despite lower sales prices and the negative effect of forex movements. The increase was attributable to higher demand spurred by acceleration in the pace at which automobiles are incorporating electronics and the increasing sophistication of mobile phones, as well as new product launches.

(High-frequency components) Sales of high-frequency components declined marginally year on year because higher sales volume and an improved product mix failed to completely offset persistently strong discounting pressure from mobile phone handset manufacturers, the main customer for these components.

(Other products) Sales of other products rose year on year. In power systems, sales of DC-DC converters and DC-AC inverters were healthy. Sensors and actuators recorded higher sales due to growth in demand for use in PCs and peripherals and communications equipment. As a result of this, overall sales of other products were higher than in the previous fiscal year.

(3)Recording Devices
This sector has two product categories: HDD heads and other heads.
Sector sales increased 1.9%, from Yen 230,105 million to Yen 234,578 million.

(HDD heads) Sales increased year on year. In HDD heads, the main product in this sector, TDK had to overcome the loss of business from a major customer that started producing heads in house in 2004, as well as the impact of falling sales prices and unfavorable forex movements. Cutbacks in HDD inventories at customers in the first half of the year also shaped the market. However, demand for HDD heads rose in the second half of the fiscal year following the end of these cutbacks, leading to higher year-on-year sales.

(Other heads) Sales of other heads declined year on year, due to sluggish sales of optical pickups.

(4)Semiconductors & Others
Sector sales climbed 30.8%, from Yen 14,870 million to Yen 19,449 million. TDK recorded slightly higher sales of anechoic chambers for electronmagnetic noise control and growth in external sales of manufacturing equipment due to higher investments in semiconductor facilities and equipment by customers.

(Recording Media & Systems Segment)
This segment is made up of four product categories: audiotapes, videotapes, optical media and other products. Segment sales declined 17.2%, from Yen 136,000 million to Yen 112,639 million.

(Audiotapes and videotapes) Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is declining for these products as a whole.

(Optical media) Sales of optical media increased, with higher DVD sales volumes offsetting a sharp fall in prices of DVDs and lower CD-R sales.

(Other products) Sales of other products decreased year on year. There was an increase in sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers. However, a decline in sales caused by the sale in the previous fiscal year of a U.S. software development subsidiary and lower sales of recording equipment brought overall sales of other products down year on year.

*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.


Sales by main product sector were as follows:

(Consolidated)
                                                                 (Yen  millions)
Division          Main Applications          Amount       Share of   YoY
                                                          Sales      Change
Electronic                                   545,214      82.9%      4.9%
materials and
components
   Electronic     AV, office, communications 174,800      26.6       4.8
   materials      and other types of
                  equipment; automobiles,
                  etc.
   Electronic     AV, office, communications 116,387      17.7       7.8
   devices        and other types of
                  equipment; automobiles,
                  etc.
   Recording      PCs and PC peripherals     234,578      35.7       1.9
   devices
   Semiconductors Office equipment,          19,449       2.9        30.8
   & others       communications equipment,
                  etc.
Recording media & Entertainment, education,  112,639      17.1       -17.2
systems           professional broadcasting,
                  etc.
Total                                        657,853      100.0      0.3
Incl. export                                 473,828      72.0       -2.7
sales


(Note) Amounts less than Yen 0.5 million have been rounded downward and amounts not less than Yen 0.5 million have been rounded upward.


(Non-Consolidated)
                                                                 (Yen  millions)
Division          Main Applications          Amount        Share of   YoY
                                                           Sales      Change
Electronic                                   284,799       86.7%      5.1%
materials and
components
   Electronic     AV, office, communications 139,326       42.4       6.4
   materials      and other types of
                  equipment; automobiles,
                  etc.
   Electronic     AV, office, communications 87,736        26.7       8.2
   devices        and other types of
                  equipment; automobiles,
                  etc.
   Recording      PCs and PC peripherals     35,828        10.9       -10.9
   devices
   Semiconductors Office equipment,          21,909        6.7        16.6
   & others       communications equipment,
                  etc.
Recording media & Entertainment, education,  43,652        13.3       -3.0
systems           professional broadcasting,
                  etc.
Total                                        328,452       100.0      3.9
Incl. export                                 193,241       58.8       5.6
sales


(Note)  Amounts less than Yen 1 million have been rounded downward.

(3) Capital Expenditures and Fund Procurement of TDK Group
Consolidated capital expenditures were Yen 61,005 million, the result of active investments in fields TDK regards as strategically important for growth.

In the electronic materials and components segment, capital expenditures totaled Yen 57,192 million. The bulk of the capital expenditures were for facilities to develop and produce HDD heads with higher areal density and for facilities to increase production and rationalize operations for multilayer chip capacitors. In the recording media & systems segment, capital expenditures totaled Yen 3,813 million, mainly for facilities to increase DVD production.

Funds for these capital expenditures were provided by cash on hand.

(4) Operating Results and Financial Position of TDK Group and the Company


(Consolidated Results)
                                                             (Yen  millions)
+--------------+--------------+--------------+--------------+--------------+
|Term          |106th         |107th         |108th         |109th         |
+--------------+--------------+--------------+--------------+--------------+
|Item          |(Apr. 1, 2001 |(Apr. 1, 2002 |(Apr. 1, 2003 |(Apr. 1, 2004 |
|              |to Mar. 31,   |to Mar. 31,   |to Mar. 31,   |to Mar. 31,   |
|              |2002)         |2003)         |2004)         |2005)         |
+--------------+--------------+--------------+--------------+--------------+
|Net sales     |564,286       |604,865       |655,792       |657,853       |
+--------------+--------------+--------------+--------------+--------------+
|Net income    |(25,771)      |12,019        |42,101        |44,948        |
|(loss)        |              |              |              |              |
+--------------+--------------+--------------+--------------+--------------+
|Basic net     |(193.91)      |90.56         |317.80        |339.76        |
|income (loss) |              |              |              |              |
|per common    |              |              |              |              |
|share (Yen )  |              |              |              |              |
+--------------+--------------+--------------+--------------+--------------+
|Stockholders' |583,927       |553,885       |576,219       |650,715       |
|equity        |              |              |              |              |
+--------------+--------------+--------------+--------------+--------------+
|Total assets  |749,910       |747,337       |770,319       |807,689       |
+--------------+--------------+--------------+--------------+--------------+



(Non-Consolidated Results)

                                                             (Yen  millions)
+--------------+--------------+--------------+--------------+--------------+
|Term          |106th         |107th         |108th         |109th         |
+--------------+--------------+--------------+--------------+--------------+
|Item          |(Apr. 1, 2001 |(Apr. 1, 2002 |(Apr. 1, 2003 |(Apr. 1, 2004 |
|              |to Mar. 31,   |to Mar. 31,   |to Mar. 31,   |to Mar. 31,   |
|              |2002)         |2003)         |2004)         |2005)         |
+--------------+--------------+--------------+--------------+--------------+
|Net sales     |317,811       |320,697       |316,050       |328,452       |
+--------------+--------------+--------------+--------------+--------------+
|Net income    |(3,794)       |133           |4,458         |39,513        |
|(loss)        |              |              |              |              |
+--------------+--------------+--------------+--------------+--------------+
|Net income    |(28.55)       |0.53          |32.87         |297.93        |
|(loss) per    |              |              |              |              |
|common share  |              |              |              |              |
|(Yen )        |              |              |              |              |
+--------------+--------------+--------------+--------------+--------------+
|Stockholders' |426,439       |419,241       |415,878       |447,480       |
|equity        |              |              |              |              |
+--------------+--------------+--------------+--------------+--------------+
|Total assets  |522,140       |509,561       |526,143       |538,877       |
+--------------+--------------+--------------+--------------+--------------+



(Notes)   1.   Consolidated amounts less than Yen 0.5 million have been rounded downward and amounts not less than Yen 0.5 million have been rounded upward.
          2.   Non-consolidated amounts less than Yen 1 million have been rounded downward.
          3.   Consolidated net sales for the 106th, 107th and 108th terms have been restated in relation to operations that were classified as discontinued operations in the 109th term in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."
          4.   TDK adopted the Emerging Issues Task Force Issue 01-9
               ("EITF 01-9"), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" effective from the 107th term. Accordingly, consolidated net sales for the 106th term have been restated to conform to the subsequent presentation.
          5.   Consolidated basic net income (loss) per common share and
               non-consolidated net income (loss) per common share are computed based on the weighted average number of shares of common stock outstanding during the period.
          6.   Net income (loss) per common share is computed after deducting treasury stock.
          7.   Non-consolidated net income per common share is based on
               "Accounting Standard for Earnings Per Share" (Financial
               Accounting Standard No. 2) and "Implementation Guidance for
               Accounting Standard for Earnings Per Share" (Financial Accounting
               Standards Implementation Guidance No. 4) beginning with the 107th term.

In the 106th term, sales and earnings declined on both a consolidated and non-consolidated basis. Results in the 106th term partly reflect the inclusion of restructuring costs for reforms to the profit structure.

In the 107th term, sales and earnings increased on both a consolidated and non-consolidated basis due to higher demand for electronic components and a higher return on assets.

In the 108th term, sales and earnings increased on a consolidated basis due to strong performances in the recording devices sector and other areas. However, sales fell while earnings increased on a non-consolidated basis due to a change in the form of transactions with business partners and other factors.

For results for the 109th term, please refer to the foregoing "(1) Business Conditions and Results" and "(3) Capital Expenditures and Fund Procurement."

(5) Key Issues for TDK Group
The world economy is grappling with a host of risk factors such as surging crude oil prices and raw materials costs, and fluctuations in the foreign exchange rates of major currencies. It is also being influenced by the effects of developments in the U.S., which is burdened with current-account and budget deficits, and in China, which continues to achieve a high rate of growth. With 2005 also the trough of the current semiconductor cycle, there is a persistent sense of uncertainty about the economic outlook.

Against this economic backdrop, from a medium-term perspective, the electronics industry is expected to see the growth of digital home appliances, the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones, and the greater use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that the TDK Group develops, manufactures and sells.

At the same time, however, in the dynamically changing electronics industry, a faster response than ever before will be required by the company's electronic components business. The TDK Group has continuously reformed and improved the structure of its businesses, but it believes that responding to the changes in the electronics industry requires making this process of reform and improvement an ongoing drive. Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition with new products, greater inventory risk and other challenges are unavoidable. Nevertheless, the TDK Group is determined to be a company that can surmount these challenges and grow. And, to remain an attractive and exciting company, TDK aims to grow by creating greater value. In this vein, the TDK Group will refine its core technologies (materials, process and evaluation & simulation technologies) while concentrating on three fast-growing key fields: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing TDK's ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will take on the challenge of advancing along a growth trajectory while making investments that are prudent yet aggressive.

TDK will unite as a company to take up the challenge of executing the following initiatives in the year ending March 31, 2006.

   - Make aggressive investments through a process of selection and concentration TDK aims to quickly commercialize products by prioritizing investments, focusing on fields where it can set itself apart in the marketplace with its ability to develop materials and the process technologies that use these materials.

   - Bolster manufacturing capabilities matched to the market
     TDK will strengthen integration between the development and manufacturing groups to upgrade technological capabilities and add value to products. Furthermore, TDK intends to proceed with efforts to pinpoint unprofitable businesses to reform or exit.

   - Expedite development
     TDK will focus on speeding up development by raising efficiency through measures such as a more robust technology strategy and improvements to processes.

   - Expand the Chinese market
     TDK views China as a very important market for the group. While paying attention to the various risks in this market, TDK will endeavor to expand its business by strengthening its competitiveness in terms of cost, quality and delivery time.

   - Strengthen human resources
     TDK regards the development of employees as the starting point for creating new products with value, making businesses more competitive and taking on other challenges that will drive the growth of the company. Based on this thinking, the TDK Group will strengthen human resources such as through education, respecting each and every employee.

Besides strengthening its business in this way, TDK also recognizes corporate social responsibility and corporate governance as important management themes. TDK is therefore reaffirming the importance of coexisting with society as a responsible corporate citizen by conducting its own social activities based on two key corporate philosophies: "Creativity" and "Culture." Furthermore, TDK will comply with the U.S. Sarbanes-Oxley Act of 2002 and all other applicable laws and regulations as it strengthens corporate governance.

TDK believes that enhancing corporate governance is vital to improving management fairness, impartiality and transparency. TDK employs the corporate auditor system within the meaning of the Commercial Code of Japan. But there are also various systems and organizations for promoting corporate governance. TDK has elected one outside director to the seven-member Board of Directors and three of the company's five corporate auditors are from outside the company. In addition, it has appointed corporate officers and has established various committees, namely the Compensation Advisory Committee, the Corporate Ethics Committee and the Disclosure Committee. TDK is determined to enhance each of these systems and organizations to manage the company in a way that earns the trust of stockholders and other stakeholders.

As always, TDK requests the continued support and guidance of stockholders

2.   Outline of TDK Group and the Company

     (The following sets forth the conditions of TDK Group and the Company as of March 31, 2005 unless otherwise specifically indicated.)

(1)  Principal Business of TDK Group

     TDK Group is principally engaged in the manufacture and sale of products of electronic materials and components, as well as recording media and systems. Major products by division are as follows:


Division                         Major Products
Electronic materials and
components
    Electronic materials         ferrite cores, ferrite and rare-earth
                                 magnets, multilayer chip capacitors
    Electronic devices           high-frequency components, EMC components,
                                 piezoelectric products, sensors, inductors,
                                 transformers, switching power supplies,
                                 DC-DC converters
    Recording devices            HDD heads, thermal heads, optical pickups
    Semiconductors & others      organic electroluminescent (EL), anechoic
                                 chambers
Recording media & systems        audiotapes, videotapes, CD-Rs, MDs, DVDs,
                                 "BS"/"CS" antenna, PC software, tape-based
                                 date storage media for computers

(2)    Major Business Offices and Plants of TDK Group

            (1)  The Company:

Types of offices         Location

Head Office              13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
Business Offices         Sendai, Tokyo, Yokohama, Nagoya, Matsumoto, Osaka,
                         Hiroshima, Matsuyama, Fukuoka
Plants                   Chokai Plant (Akita Pref.), Akita Plant (Akita
                         Pref.),
                         Kisakata Plant (Akita Pref.), Inakura Plant (Akita
                         Pref.),
                         Narita Plant (Chiba Pref.), Shizuoka Plant (Shizuoka
                         Pref.),
                         Kofu Plant (Yamanashi Pref.),
                         Chikumagawa Plant (Nagano Pref.)
                         Chikumagawa 2nd Technical Center (Nagano Pref.)
                         Mikumagawa Plant (Oita Pref.)
Research &Development    Advanced Process Technology Center (Chiba Pref.)
Facilities               Chikumagawa 1st Technical Center (Nagano Pref.)

          (Note)   Chikumagawa 2nd Technical Center changed its name to Asama
Techno Factory as of April 1, 2005.


            (2)  Consolidated Subsidiaries:

Classification         Name of Company   (Location of Headquarters)

Administration and     TDK U.S.A. Corporation(The State of New York,
Superintended          U.S.A.)
                       TDK Europe S.A.(Bascharage, Luxembourg)
                       TDK China Company Limited.(Shanghai, China)
Sales                  TDK Electronics Corporation
                       (The State of New York, U.S.A.)
                       TDK Corporation of America(The State of Illinois,
                       U.S.A.)
                       TDK Electronics Europe GmbH(Dusseldorf, Germany)
                       TDK Marketing Europe GmbH(Rattingen, Germany)
                       TDK Hong Kong Company Limited(Hong Kong, China)
                       TDK Marketing Corporation(Chiyoda-ku, Tokyo)
Production             Headway Technologies, Inc.(The State of California
                       , U.S.A.)
                       TDK Recording Media Europe S.A. (Bascharage,
                       Luxembourg)
                       TDK (Malaysia) Sdn. Bhd.
                       (The State of Negri Sembilan, Malaysia)
                       TDK Xiamen Company Limited.(Xiamen, China)
                       SAE Magnetics (Hong Kong) Limited(Hong Kong, China)
                       TDK Taiwan Corporation(Taipei, Taiwan)
                       TDK-MCC Corporation(Yuri-gun, Akita Pref.)

(3)    Matters Concerning Shares

            (1)     Total Number of Shares:
                    Number of Shares Authorized
                    to be Issued by the Company:            480,000,000 shares

                    Number of Shares Issued:                133,189,659 shares
            (2)     Number of Stockholders:                 23,295 stockholders
                 (a decrease of 2,655 from the end of the preceding fiscal year)

            (3)     State of Stock Acquisition Rights:




Stock acquisition rights already issued:

                        Number of stock   Types and number of     Issue price
                        acquisition       shares issued upon
                        rights            exercise of stock
                                          acquisition rights
1st stock acquisition   1,716             Common Stock            Free of charge
rights
(Pursuant to resolution                   171,600
adopted at the Ordinary
General Meeting of
Stockholders held on
June 27, 2002)
2nd stock acquisition   2,537             Common Stock            Free of charge
rights
(Pursuant to resolution                   253,700
adopted at the Ordinary
General Meeting of
Stockholders held on
June 27, 2003)
3rd stock acquisition   2,343             Common Stock            Free of charge
rights
(Pursuant to resolution                   234,300
adopted at the Ordinary
General Meeting of
Stockholders held on
June 29, 2004)




            (4)  Principal Stockholders (ten largest stockholders):

                               Investment to the        Investment to the
                               Company                  Principal Stockholders
                                                        of the Company

Name of stockholder            Number of    Percentage  Number of    Percentage
                               shares held  of shares   shares held  of shares
                                            held                     held
                               (thousands   (%)         (thousands   (%)
                               of shares)               of shares)
The Master Trust Bank of       17,271       12.96       --           --
Japan, Ltd.
(Trust account)
Japan Trustee Services Bank,   13,869       10.41       --           --
Ltd.
(Trust account)
Matsushita Electric Industrial 6,249        4.69        999          0.04
Co., Ltd.
Barclays Bank PLC Barclays     2,849        2.14        --           --
Capital Securities
                                                        --           --
The Chase Manhattan Bank, NA   2,730        2.05        --           --
London
BNP Paribas Securities (Japan) 2,506        1.88        --           --
Ltd.
State Street Bank and Trust    2,481        1.86        --           --
Company
Nippon Life Insurance Company  2,415        1.81        --           --
Societe Generale (Paris OBE    2,359        1.77        --           --
Diept)
Calyon DMA OTC                 2,260        1.69        --           --


     (Notes)   1.   With respect to the number of shares held and the percentage of shares above, any number of shares less than one thousand has been disregarded.
               2.   With respect to the investment in Matsushita Electric
                    Industrial Co., Ltd., the Company holds the shares through
                    Mitsui Asset Trust & Banking Co., Ltd., to which the Company has entrusted trust assets.  Mitsui Asset Trust & Banking
                    Co., Ltd. is acting as a trustee of the Company, who is a
                    transfer agent of the Company.
                    The Company reserves the right to instruct the exercise of voting rights of the shares held by the Company under the
                    trust deeds.

(4)  Acquisition, Disposal and Holding of the Company's Own Shares

     (1)  Shares acquired:
            Shares of common stock:               237,887 shares
            Aggregate amount of acquisition cost: Yen 1,682,902,724

     (2) Shares disposed:
            Shares of common stock:               73,022 shares
            Aggregate amount of disposal cost:    Yen 578,365,235

     (3) Number of shares held for the fiscal year under review:
                                                  945,072 shares of common stock

(5)    Matters Concerning Employees of TDK Group and the Company

         (1)  Employees of TDK Group:


Business Division                    Number of      Changes from
                                     Employees      preceding fiscal
                                                    year
Electronic materials and components  33,050         699 (increased)
Recording media & systems            2,593          314 (decreased)
Other companies (all segment)        1,472          74 (decreased)
TOTAL                                37,115         311 (increased)


         (2)  Employees of the Company:
Number of          Changes from       Average Age    Average Working
Employees          preceding fiscal                  Years
                   year

5,190              133 (decreased)    39.9           17.9 years

(Notes)   1.   The number of employees represents the personnel in office.
          2.   Temporary or part-time employees are not included in the list above.
          3.   Any portion of the average age or average working years is presented by rounding down the two places of decimals.


(6)    Matters Concerning Principal Business Combination of TDK Group

         (1) Matters Concerning Principal Consolidated Subsidiaries:

Name of companies   Common Stock         Percentage of    Outline of Principal
                                         shares held      Business
                                         by the Company
TDK U.S.A.          US$283,550 thousand  100.0%           Management and
Corporation                                               supervision of U.S.
(U.S.A.)                                                  subsidiaries

TDK Electronics     US$62,849 thousand   100.0%           Sale of recording
Corporation                                               media & systems
(U.S.A.)                                                  products

TDK Corporation of  US$3,800 thousand    100.0%           Sale of electronic
America (U.S.A.)                                          materials &
                                                          components

TDK Taiwan          NT$424,125 thousand  83.8%            Manufacture and sale
Corporation                                               of electronic
(Taiwan)                                                  materials &
                                                          components

SAE Magnetics       HK$50 thousand       100.0%           Manufacture and sale
(Hong Kong)                                               of electronic
Limited                                                   materials &
(Hong Kong)                                               components

TDK Hong Kong       HK$25,500 thousand   100.0%           Manufacture and sale
Company Limited.                                          of electronic
(Hong Kong)                                               materials &
                                                          components

TDK Xiamen Company  RMB319,771 thousand  100.0%           Manufacture and sale
Limited. (China)                                          of electronic
                                                          materials &
                                                          components

TDK Recording       Euro 82,846 thousand 100.0%           Manufacture of
Media Europe S.A.                                         recording media &
(Luxembourg)                                              systems products

TDK Electronics     Euro 46,544 thousand 100.0%           Sale of electronic
Europe GmbH                                               materials &
(Germany)                                                 components

TDK Marketing       Euro 20,025 thousand 100.0%           Sale of recording
Europe GmbH                                               media & systems
(Germany)                                                 products

TDK-MCC             Yen 1,000 million    100.0%           Manufacture of
Corporation                                               electronic materials
(Japan)                                                   & components

TDK Marketing       Yen 1,050 million    100.0%           Sale of recording
Corporation (Japan)                                       media & systems
                                                          products

(Notes)   1.   Any portion less than one-tenth of one percent of the percentage of shares held by the Company is disregarded.
          2.   Out of companies stated above, the Company indirectly owns
               100% of:
                                TDK Electronics Corporation
                                TDK Corporation of America
                                SAE Magnetics (Hong Kong) Limited
                                TDK Recording Media Europe S.A.
                                TDK Electronics Europe GmbH
                                TDK Marketing Europe GmbH
         3.   The Company owns indirectly 85.5% shares of TDK Xiamen Co., Ltd.

(2)  Condition of Business Combination:

     The total number of consolidated subsidiaries for the previous fiscal year totaled 72 (domestic 20, overseas 52). During the fiscal year under review, six companies decreased. This was attributable to the fact that three sales subsidiaries of the recording media & system products in Europe were change to the branch under the subsidiary for the said products in Germany, one manufacturing subsidiary in Japan and one manufacturing subsidiary in Asia were liquidated, respectively, as well as one logistics subsidiary in Japan was liquidated upon merger. On the other hand, the Company incorporated one research and development subsidiary in each of the U.S. and Asia, respectively, and one manufacturing subsidiary, one sales subsidiary and one regional superintended subsidiary were respectively established in the Asian area. As a result, a total of five companies were included in consolidation. The number of consolidated subsidiaries is 71 (domestic 18, overseas 53). While affiliates as to investment in which the equity method of accounting has been carried out was previously 8 (domestic 5, overseas 3), they are 6 (domestic 4, overseas 2) for the fiscal year under review.

(3)  Results of Business Combination:

     The number of consolidated subsidiaries including the twelve principal subsidiaries stated above is 71 and that of affiliates as to investment in which the equity method of accounting has been carried out is six. Consolidated net sales for the fiscal year under review amounted to Yen 657,853 million (an increase of 0.3% compared with the preceding fiscal year) and consolidated net income amounted to Yen 44,948 million (an increase of 0.3% compared with the preceding fiscal year).

(7)  Major Lenders, Amount of Loans and Number of the Shares of the Company
     Owned

          Not applicable.

(8)  Name, Position and Duty, or Major Occupation of Each Director and Corporate
     Auditor
  Position                 Name               Duty and Major Occupation

  Representative Director  Hajime Sawabe

  Director                 Jiro Iwasaki       General Manager of
                                              Administration Group, in charge
                                              of Safety & Environment

  Director                 Shinji Yoko        General Manager of Electronic
                                              Components Sales & Marketing
                                              Group

  Director                 Takeshi Nomura     General Manager of Ferrite &
                                              Magnet Products Business Group

  Director                 Mitsuaki Konno     General Manager of Management
                                              Review and Support Department

  Director                 Yasuhiro Hagihara  Attorney-at-Law, Partner of the
                                              Law Firm of Squire Sanders &
                                              Dempsey L.L.P. (Gaikokuhou Jimu
                                              Bengoshi Jimusho)

  Director                 Takehiro Kamigama  General Manager of Head
                                              Business Group

  Corporate Auditor        Masaaki Miyoshi    Full-time

  Corporate Auditor        Takuma Otsuka      Full-time

  Corporate Auditor        Kazutaka Kubota

  Corporate Auditor        Kaoru Matsumoto    C.P.A., Accounting Firm of
                                              Kaoru Matsumoto

  Corporate Auditor        Ryoichi Ohno       Senior Vice President and Chief
                                              Financial Officer of The
                                              Gibraltar Life Insurance Co.,
                                              Ltd.


(Notes)   1.   Mr. Yasuhiro Hagihara is an outside Director prescribed in
               Paragraph 7-2, Section 2, Article 188 of the Commercial Code.
          2.   Messrs. Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno are
               outside Corporate Auditors prescribed in Section 1, Article 18 of the "Law Concerning Special Exceptions to the Commercial Code
               Concerning Audit, etc. of KabushikiKaisha".
          3.   The name of the law firm "Squire Sanders & Dempsey L.L.P.
               (Gaikokuhou Jimu Bengoshi Jimusho)" where Mr. Yasuhiro Hagihara,
               Director of the Company, serves as Partner, changed its name to "Squire Sanders (Gaikokuho Kyodo Jigyo Horitsu Jimusho)" as of
               April 1, 2005.
          4.   Changes in Directors and Corporate Auditors during the fiscal year under review are as follows:


(Assumption of office of Director and Corporate Auditor)
Position             Name                Remarks

Director             Takehiro Kamigama   Assumed on June 29, 2004
Corporate Auditor    Ryoichi Ohno        Assumed on June 29, 2004

(Retirement of Director and Corporate Auditor)

Position             Name                Remarks

Director             Hirokazu Nakanishi  Retired on June 29, 2004
Corporate Auditor    Osamu Nakamoto      Retired on June 29, 2004



(9)  Remunerations for Independent Certified Public Accountants

                                                         (Yen  millions)
                         Item                            Amounts payable

1.   The aggregate amount of remunerations payable       170
to independent certified public accountants by the Company and its subsidiaries:

2.   Out of the aggregate amount stated in 1             143
above, the amount of remunerations payable to independent certified public accountants by the Company and its subsidiaries in consideration of the duties specified in Article 2, Section 1 of the Certified
Public Accountants Law of Japan (duties of audit certification):

3.   Out of the aggregate amount stated in 2             94
above, the amount of remunerations payable to independent certified public accountants by the Company:

(Note) The amount of remunerations for auditing pursuant to the Law Concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-Stock Corporations (Kabushiki Kaisha) and the amount of remunerations pursuant to the Securities and Exchange Law are not divided in the Auditing Agreement, which was concluded between the Company and the independent public accountants. Therefore, the amount stated in 3 above represents the total amount of the remunerations paid by the Company.

(10) Stock Acquisition Rights with Specially Favorable Terms and Conditions Issued to Persons other than Stockholders During the Fiscal Year Under Review

     On August 6, 2004, the stock acquisition rights were issued as stock option scheme pursuant to the resolution of the Ordinary General Meeting of Stockholders held on June 29, 2004 and the approval of the meeting of the Board of Directors held on July 29, 2004.

     (1)  Total number of stock acquisition rights issued:
               2,343 shares (100 shares per one stock acquisition right)

     (2)  Class and number of shares to be granted for stock acquisition rights:
               234,300 shares of common stock

     (3)  Issue price of stock acquisition rights:
               Free of charge

     (4)  Amounts to be paid upon the exercise of each stock acquisition right:
               Yen 814,700 (Yen 8,147 per share)

     (5)  Exercise period of stock acquisition rights:
               From August 1, 2006 to July 31, 2010

     (6)  Conditions of exercise of stock acquisition rights:
               Partial exercise of stock acquisition rights may not be permitted.

     (7)  Events and conditions of cancellation of stock acquisition rights:
          (a) If a proposal for approval of a merger agreement, where the Company is the dissolving company, is approved at a meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer under which the Company becomes a wholly owned subsidiary of another company, is approved at a meeting of stockholders of the Company, stock acquisition rights may be cancelled without any charge.
          (b) In the event that the Company acquires and holds stock acquisition rights, it may, at any time, cancel without any charge any and all of such stock acquisition rights.

     (8)  Restriction on transfer of stock acquisition rights:

               The transfer of stock acquisition rights requires the approval of the Board of Directors.

     (9)  Contents of specially favorable terms and conditions:

               Stock acquisition rights have been issued free of charge to Directors, Corporate Officers and key employees of the Company and directors, officers and key employees of associated companies.

     (10) Name and number of stock acquisition rights allotted:
          (Directors of the Company)


     Name                    Number of stock acquisition
                             rights
Hajime Sawabe                187
Jiro Iwasaki                 99
Shinji Yoko                  92
Takeshi Nomura               92
Mitsuaki Konno               52
Yasuhiro Hagihara            10
Takehiro Kamigama            137
Total 7 Directors            669

          (Corporate Officers of the Company)

Name                         Number of stock acquisition
                             rights

Kiyoshi Ito                 129
Hirokazu Nakanishi           92
Katsuhiro Fujino             52
Takeshi Ohwada               52
Kunihiro Fukushima           45
Yukio Hirokawa               45
Masatoshi Shikanai           45
Yukio Harada                 45
Michinori Katayama           52
Kenryo Namba                 45
Takaya Ishigaki              59
Minoru Takahashi             52
Seiji Enami                  45
Raymond Leung                10
Total 14 Officers           768

          (Key employees of the Company, Directors and key employees of associated companies (Top 10))

Name               Number of stock  Note
                   acquisition
                   rights
Hiroshi Ikejima    10               Key employee of the Company
NG. Wai. Hong      10               Director of associated company
Koichi Nakano      8                Key employee of the Company
Masao Ishihara     8                Key employee of the Company
Ryohei Tatsuta     8                Key employee of the Company
Shiro Nomi         8                Key employee of the Company
Noboru Hara        8                Key employee of the Company
Kenichi Hiruma     8                Key employee of the Company
Toshinobu Shiokawa 8                Key employee of the Company
Shinya Yoshihara   8                Key employee of the Company


(Breakdown of total number of stock acquisition rights, which were granted to Corporate Officers, key employees of the Company, Directors and key employees of associated companies)


Classification     Number of stock  Type and number of Total number
                   acquisition      shares issued upon of Grantees
                   rights           exercise of stock
                                    acquisition rights
Corporate Officers 768              Common stock       14
of the Company                      76,800

Key employee       878              Common stock       162
                                    87,800

Directors of       23               Common stock       3
associated
companies                           2,300

Key employee of    5                Common stock       1
associated
companies                           500


(11) Any events materially affecting the conditions of TDK Group occurred after the settlement of accounts.

            None.

Supplementary Information  (2)


                           Consolidated BALANCE SHEET
                  (prepared in accordance with the U.S. GAAP)

                             (As of March 31, 2005)

Item                    Amount         Item                    Amount
(ASSETS)                (Millions of   (LIABILITIES)           (Millions of
                        yen)                                   yen)
Current assets          510,291        Current liabilities     118,897
Cash and cash           251,508        Short-term debt         103
equivalents
Marketable securities   1,609          Trade payables          62,092
Net trade receivables   147,999        Accrued expenses        42,636
Inventories                            Income taxes payables   8,667
Other current assets    74,924         Other current           5,399
                                       liabilities
Noncurrent assets                      Noncurrent liabilities  32,915
Investments in          34,251         Long-term debt,         81
securities                             excluding current
                                       installments
Net property, plant and297,398        Retirement and          28,839
equipment                              severance benefits
Goodwill and other      22,698         Deferred income taxes   751
intangible assets
Other assets                           Other noncurrent        3,244
                                       liabilities
                        216,969        (Total liabilities)     151,812
                                       Minority interests      5,162
                        22,457         (STOCKHOLDERS' EQUITY)  32,641
                        35,274         Common stock            63,051
                                       Additional paid-in      16,918
                                       capital
                                       Legal reserve           597,205
                                       Retained earnings       - 51,657
                                       Accumulated other       - 7,443
                                       comprehensive income
                                       (loss)
                                       Treasury stock          650,715
                                       (Total stockholders'
                                       equity)
Total assets:           807,689        Total liabilities and   807,689
                                       stockholders' equity:


(Notes)   1. Amounts less than Yen 0.5 million have been rounded downward and amounts not less than Yen 0.5 million have been rounded upward.
          2. Principal Accounting Principles, etc. are stated separately.

Supplementary Information  (3)


                        Consolidated STATEMENT OF INCOME
                  (prepared in accordance with the U.S. GAAP)

                              From:  April l, 2004
                              To:  March 31, 2005
Item                                                  Amount
Net sales                                             (Millions of yen)

Cost of sales                                         657,853
Gross profit                                          484,323
Selling, general and administrative expenses          173,530
Transfer to the government of substitute potion of    119,886
the Employees' Pension Fund
Subsidy from the government
Loss on settlement                                     - 33,533
Operating income                                      27,347
Other income (deductions)                             59,830
Interest and dividend income
Interest expense                                      1,692
Foreign exchange gain (loss)                          - 324
Other - net                                           - 856
Total other income (deductions)                       1,730
Income from continuing operations before income       2,242
taxes
Income taxes                                          62,072
Income before minority interests                      12,980
Minority interests                                    49,092
Income from continuing operations                        479
Loss from discontinued operations, net of taxes       48,613
Income from continuing operations                      3,665
Net income                                            44,948

(Notes)   1.   Any amount arising from the discontinued business during the
               109th fiscal year in accordance with the Statement of Financial
               Accounting Standards ("SFAS") No.144, "Accounting for the
               Impairment of Long-Lived Assets" is stated above.
          2.   Amounts less than Yen 0.5 million have been rounded downward and amounts not less than Yen 0.5 million have been rounded upward.
          3. Principal Accounting Principles, etc. are stated separately.

(Separate Note)

(Basic Matters for Preparation of Consolidated statutory reports)

1.   Significant Accounting
     (1)  Standards for preparation of consolidated statutory reports:

          The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), in compliance with Article 179, Section 1 of the Commercial Code Enforcement Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.

     (2)  Valuation standards and methods of inventories are as follows:

          Products and work in progress are valued at the lower of cost using a periodic average method, and raw materials and supplies are value at the lower of cost using a monthly moving average cost method.

     (3)  Valuation standards and methods of securities are as follows:

          Statement of Financial Accounting Standards ("SFAS") No.115, "Accounting for Certain Investments in Debt and Equity Securities" is adopted.

           Held-to-maturity securities:
               They are carried at amortized cost.
           Securities for sale:
               They are carried at fair value as of the balance sheet date with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. The cost of securities sold is primarily calculated by the moving average method.

     (4)  Method of depreciation of cost of fixed assets is as follows:

          Property, plant and equipment:
               Depreciation of property, plant and equipment of the Company, its domestic consolidated subsidiaries and certain overseas consolidated subsidiaries is principally computed by the declining-balance method, and by the straight-line method for assets of other foreign subsidiaries.

         Intangible fixed assets:
               Depreciation of intangible fixed assets is carried at the straight-line method. (Provided, however, that, in respect of some intangible assets, useful lives of which cannot be specified under SFAS No.142 "Goodwill and Other Intangible Assets", they are no longer amortized but instead is tested for impairment at least annually.)

     (5)  Accounting basis of principal allowances:

          Allowance for doubtful receivables:
               In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.

          Retirement and severance benefits:
               It is stated an amount calculated by the fair value of benefit obligations and plan assets as of March 31, 2005 for the future payment of retirement and severance benefits payable to employees, in accordance with SFAS No. 87, "Employers' Accounting for Pensions". If the aggregate benefit obligations (that is, the obligations calculated by retirement and severance benefits after deducted the future rise in salaries) are lower than the fair value of the plan assets, it is additionally stated the minimum pension liability adjustments, taking into account the amounts due to the tax effect.

               Unrealized prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.

               With respect to unrealized actuarial net losses, the certain part (equivalent to 10% of the fair value of retirement and severance benefits or plan assets whichever is the higher basis) are amortized using the straight-line method over certain periods within the estimated average remaining service years of employees.

     (6)  Method of accounting consumption tax, etc.:
               No consumption tax, etc. is included in the statutory reports.

     (7)  Goodwill:

               Under SFAS No.142, "Goodwill and Other Intangible Assets" goodwill is no longer amortized but instead is tested for impairment at least annually.

(Notes with respect to Balance Sheet)
1.   Allowance for doubtful receivables:                    Yen 2,560 million

2.   Accumulated amount of depreciation of property,
     plant and equipment:                                   Yen 445,551 million

3. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities.

4.   Assets pledged or collateral:
          Securities                                        Yen 699 million
          Investment securities                             Yen 994 million

5.   Contingent liabilities including guaranteed
     liabilities:
          Outstanding guaranteed liabilities                Yen 6,296 million

6.   Other matter:

The Company has been subject to the tax audit by the Tokyo Regional Taxation Bureau with respect to transfer pricing between the Company and its overseas subsidiaries during the five year periods between the 103rd fiscal year (from April 1, 1998 to March 31, 1999) and the 107th fiscal year (from April 1, 2002 to March 31, 2003). At the present stage, the Company has not yet received any final and conclusive results. Therefore, any income tax payable that may be arising therefrom is not stated in the accompanying the consolidated statutory report.

(Notes with respect to Statement of Income)

     Net income per share:                                   Yen 339.76
     Diluted net income per share:                           Yen 339.55

(Important subsequent events)

          Not applicable.

(Scope of consolidation)

Consolidated subsidiaries, associated companies accounted for by the equity method:

1.   Number of consolidated subsidiaries:                                   71
     Name of major consolidated subsidiaries:
                                               TDK U.S.A. Corporation
                                               TDK Europe S.A.
                                               SAE Magnetics (Hong Kong) Limited
                                               TDK-MCC Corporation

2.   Number of associated companies accounted
     for by the equity method:                                               6
     Name of major associated companies accounted for by the equity method:
                                               BT Magnet Technologie GmbH
                                               Semiconductor Energy Laboratory
                                               Co., Ltd.
                                               Tokyo Magnetic Printing Co., Ltd.

Supplementary Information (4)

                  CERTIFIED COPY OF PUBLIC ACCOUNTANTS' REPORT
                       for Consolidated statutory reports

   (English Translation of the Auditors' Report Originally Issued in Japanese
                                   Language)

                          Independent Auditors' Report

                                                                  June 15, 2005
To:     The Board of Directors of TDK Corporation

                                             KPMG AZSA & CO.,
                                             Seiichi Sasa (Seal)
                                               Designated and Engagement Partner
                                               Certified Public Accountant

                                             Hideaki Koyama (Seal)
                                               Designated and Engagement Partner
                                               Certified Public Accountant

     We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of TDK Corporation for the 109th business year from April 1, 2004 to March 31, 2005 in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's consolidated subsidiaries .

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of TDK Corporation and Company's consolidated subsidiaries , and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

- End -

Supplementary Information (5)

            CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS
                       For Consolidated statutory reports

                AUDIT REPORT for Consolidated statutory reports

     This Board of Corporate Auditors prepared and report the following audit report of the consolidated statutory reports (the consolidated balance sheet and the consolidated statement of income) during the 109th fiscal year from April 1, 2004 to March 31, 2005, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1.   Summary of method of audit:

     Each Corporate Auditor, subject to, inter alia, the audit policy and the business assignment, etc. set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, audited the consolidated statutory reports upon receipt of reports and explanations from Directors and the Certified Public Accountants regarding the consolidated statutory reports

2.   Result of audit:

     We confirm that the method and results of the audit carried out by KPMG AZSA & CO., Independent Public Accountants, are appropriate.

June 15, 2005

                                             Board of Corporate Auditors of
                                             TDK Corporation

                                               Corporate Auditor (full-time)
                                                 Masaaki Miyoshi      (Seal)
                                               Corporate Auditor (full-time)
                                                 Takuma Otsuka        (Seal)
                                               Corporate Auditor
                                                 Kazutaka Kubota      (Seal)
                                               Corporate Auditor
                                                 Kaoru Matsumoto      (Seal)
                                               Corporate Auditor
                                                 Ryoichi Ohno         (Seal)

(Note) Messrs. Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.

Supplementary Information (6)

                         Non-Consolidated BALANCE SHEET

                             (As of March 31, 2005)
Item                     Amount        Item                     Amount
(ASSETS)                 (Millions of  (LIABILITIES)            (Millions of
                         yen)                                   yen)
Current Assets           272,300       Current Liabilities      76,436
Cash and deposits with   64,882        Trade payables accounts  37,458
banks
Trade receivables -      3,591         Accounts payable         5,553
notes
Trade receivables -      78,498        Accrued income taxes     8,166
accounts
Marketable securities    25,697        Accrued expenses         11,032
Products and merchandise 9,038         Deposits received        13,474
Raw materials and        4,883         Other current            751
supplies                               liabilities
Work in process          8,840         Noncurrent Liabilities   14,959
Advance payments         6,871         Retirement and severance 14,706
                                       benefits
Deferred tax assets      4,025         Directors' and          253
                                       Corporate Auditors'
                                       retirement allowance
Short-term loans         55,982        (Total Liabilities)      91,396
receivables
Other current assets     10,161        (STOCKHOLDERS' EQUITY)   32,641
Allowance for doubtful   - 171         Common Stock             59,256
receivables
Noncurrent Assets        266,576       Capital Surplus          59,256
Net property, plant and  121,248       Additional paid-in       361,166
equipment                              capital
Buildings                37,362        Legal Surplus            8,160
Structures               1,805         Legal reserve            307,345
Machinery and equipment  56,731        Voluntary reserve        807
Vehicles, tools,         3,566         Special depreciation     306,053
furniture and fixtures                 reserve
Land                     13,777        General reserve          484
Construction in progress 8,004         Reserve for deferred     45,660
                                       income taxes
Intangible fixed assets  9,233         Unappropriated retained  1,858
                                       earnings for the year
Patent rights            6,510         Unrealized holding gains - 7,443
                                       (losses) on investments
                                       in shares
Software                 2,462         Treasury stock           447,480
Other intangible fixed   260           Total Stockholders'
assets                                 Equity
Investments and advances 136,094
Investments in           12,944
securities
Shares of subsidiaries   94,883
Investment in            8,888
subsidiaries
Long-term loans          151
receivable
Long-term prepaid        3,171
expenses
Advance payment of       3,644
pension expenses
Long-term deferred tax   10,851
assets
Other investments        2,149
Allowance for doubtful   - 589
receivables
Total Assets:            538,877       Total Liabilities and    538,877
                                       Stockholders' Equity:

(Notes)   1.   Amounts less than Yen 1 million have been rounded downward.
          2.   Principal Accounting Principles, etc. are stated separately.



Supplementary Information (7)

                      Non-Consolidated STATEMENT OF INCOME

                              From:  April l, 2004
                              To:  March 31, 2005

Item                                                 Amount
CURRENT INCOME AND LOSS                              (Millions of yen)
Operating Income and Loss                            328,452
Operating income                                     328,452
Net sales                                            319,798
Operating expenses                                   258,007
Cost of sales                                         61,791
Selling, general and administrative expenses           8,653
Operating income                                      31,436
Non-operating Income and Loss                         12,898
Non-operating income                                   8,706
Interest and dividend income                           8,431
Technology commission                                  1,399
Rental received                                        9,539
Other non-operating income                                42
Non-operating expenses                                   655
Interest paid                                          7,605
Exchange loss                                          1,236
Depreciation of leased assets                         30,550
Other non-operating expenses
Current Income                                        30,628
EXTRAORDINARY PROFIT AND LOSS                             53
Extraordinary Profit                                  30,225
Gain on sales of fixed assets                            349
Gain on transfer to the government of the              1,334
substituted portion of Employees' Pension Plan
Other profit                                           1,309
Extraordinary Loss                                        24
Loss on disposal of fixed assets
Loss on devaluation of investment securities          59,843
Income before income taxes                            10,942
Income taxes current                                   9,388
Income taxes - deferred                               39,513
Net income                                            10,252
Retained earnings brought forward from the preceding     139
year
Loss on disposition of treasury stock                  3,966
Interim dividends                                     45,660
Unappropriated retained earnings for the year

(Notes)   1.   Amounts less than Yen 1 million have been rounded downward.
          2.   Principal Accounting Principles, etc. are stated separately.

(Separate notes)

                        Principal Accounting Principles

     The principal accounting principles, procedures and methods of representation adopted for the preparation of the Balance Sheet and the Statement of Income are as follows:

1.   Valuation standards and methods of securities are as follows:

          (1)  Shares of subsidiaries and affiliates:
               They are valued at cost using a moving average cost method.

          (2)  Other securities:

               Marketable securities:
                    Market price method on the fair market price as of the end of fiscal year (any balance resulting from valuation of securities shall directly be entered into stockholders' equity, while any cost of sales of marketable securities shall be calculated using a moving average cost method.)

               Non-marketable securities:
                    They are valued at cost using a moving average cost method.

2.   Valuation standards and methods of derivatives are as follows:
               They are valued at market price.

3.   Valuation standards and methods of inventories are as follows:

          (1)  Products and work in progress:
               They are valued at the lower of cost using a periodic average method.

          (2)  Raw materials and supplies:
               They are value at the lower of cost using a monthly moving average cost method.

4.   Method of depreciation of cost of fixed assets:

          (1)  Property, plant and equipment:
               Depreciation of buildings (other than facilities attaching to the buildings) is principally computed using the straight-line method, and property other than buildings is principally computed using the declining balance method.
               The estimated useful lives of assets are as follows:
                    Buildings:                    3 to 50 years
                    Machine and equipment         4 to 22 years

          (2)  Intangible fixed assets:
               Depreciation of intangible fixed assets is computed using the straight-line method.

               Software for the in-house use is computed using the straight-line method based on the utilizable period (5 years) within the Company.

5.   Accounting basis of principal allowances:

          (1)  Allowance for doubtful receivables:
               In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.

          (2)  Retirement and severance benefits (Prepaid pension costs):
               It is stated estimated amounts of benefit obligations and plan assets as of March 31, 2005 for the future payment of retirement and severance benefits payable to employees (or prepaid pension costs).
               Actuarial gains and losses are amortized from the next year following the year in which such gains and losses occurred using the straight-line method over certain periods within the estimated average remaining service years of employees. Prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.

          (Additional information)
               Due to the enforcement of the Defined Benefit Corporate Pension Law, the Company was authorized by the Minister of Health, Labor and Welfare on October 1, 2004 to transfer to the government of the substitutional portion of the benefit obligation, and paid the minimum pension liability on January 31, 2005. Accordingly, a gain of Yen 30,225 million arising from the substitutional portion of the benefit obligation that transferred to the government during the fiscal year under review is stated as an extra ordinary profit.

          (3)  Directors' and Corporate Auditors' retirement allowance:
               In order to prepare for future payment of retirement grants for Directors and Corporate Auditors to resign, it is stated an amount to be required at the end of the fiscal year concerned in accordance with the internal regulations of the Company. Provided, however, that the reserve for Directors' retirement allowance to be accrued following the date after the date of the 106th Ordinary General Meeting of Stockholders has been suspended upon resolutions of the meeting of the Board of Directors. Directors' prior retirement grants shall be paid when a Director resigns upon resolution of the General Meeting of Stockholders. This is the allowance as prescribed in Article 43 of the Commercial Code Enforcement Regulations.

6.   Method of accounting for lease transactions:
          Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.

7.   Method of accounting consumption tax, etc.:
          No consumption tax, etc. is included in the statutory reports.

(Notes with respect to Balance Sheet)

1.   Pecuniary credits and debts to subsidiaries:
          (1)     Short-term credits                   Yen 67,768 million
          (2)     Long-term credits                    Yen 110 million
          (3)     Short-term debts                     Yen 25,644 million

2. In addition to the fixed assets stated in the balance sheet, there are computers and other related machinery and equipment as principal assets used pursuant to lease contracts.

3. There is no pecuniary credit or debt to Directors or Corporate Auditors of the Company.

4.   Assets pledged or collateral:
          Securities                                   Yen 699 million
          Investment securities                        Yen 994 million

5.   Contingent liabilities including guaranteed liabilities:
          Outstanding guaranteed liabilities           Yen 6,235 million

6.   Accumulated amount of depreciation
          of property, plant and equipment:            Yen 270,819 million

7.   Net assets pursuant to Article 124, paragraph 3 of
     the Commercial Code Enforcement Regulations:      Yen 1,415 million

(Notes with respect to Statement of Income)

1.   Net sales to subsidiaries:                        Yen 195,950 million
2.   Purchases from subsidiaries:                      Yen 144,949 million
3.   Non-operating transactions with subsidiaries:     Yen  31,192 million
4.   Net income per share                              Yen 297.93
      (While net income stated in the accompanying statement of income is Yen 39,513 million, net income concerned with common stock which was used for the calculation basis of the net income per share for the fiscal year under review is Yen 39,413 million.
      The difference arises from the proposed payment of directors' bonuses.
      The average number of shares of common stock issued during the fiscal year under review, which was used for the calculation basis of the net income per share, totals 132,292 thousand shares.

(Notes with respect to Retirement and Severance Benefits)

1.  Components of retirement and severance benefits:

                                           109th Business year
                                           (As of March 31, 2005)

(1)  Retirement and severance benefit      (Yen  million)
     obligation:                                - 164,031
(2)  Plan assets:                                 137,241
(3)  Unfunded obligations for benefit            - 26,789
     obligation (1) + (2):
(4)  Unrecognized actuarial loss                   38,543
     (gain)
(5)  Unrecognized prior service costs            - 22,816
(6)  Prepaid pension costs                          3,644
(7)  Accrued retirement and severance            - 14,706
     benefits
     (3) + (4) + (5) (6):

2.  Components of retirement benefit costs:

                                           109th Business year
                                           (April 1, 2004 -
                                           March 31, 2005)

Retirement benefit costs                   (Yen  million)
                                                   8,940
(1)  Service cost                                  5,823
(2)  Interest cost                                 3,758
(3)  Expected return on plan assets              - 2,591
(4)  Amortization of prior service costs         - 2,070
(5)  Amortization of actuarial loss (gain)         3,573
(6)  Extra benefits paid:                            446

3.   Calculation basis of for retirement and severance benefits obligations:

                                           109th Business year
                                           (As of March 31, 2005)

(1)  Discount rates:                       2.00%
(2)  Expected rates of return on           2.00%
     investment:
(3)  Distribution method of estimated      Period fixed amount standard
     amount of retirement and severance
     benefits during the period:
(4)  Amortization of prior service         Average remaining years of service
     obligations                           of the employees when it occurs
(5)  Years to amortize actuarial gain      Average remaining years of
     /loss:                                service of the employees when
                                           it occurs

Supplementary Information (8)

                PROPOSAL FOR APPROPRIATION OF Retained EARNINGS

Appropriation of Unappropriated Retained Earnings for the Fiscal Year ended March 31, 2005

Unappropriated retained earnings for the year  (yen)
                                               45,660,555,459
Reversal of general reserve
Reversal of special depreciation reserve       284,026,401
Total                                          45,944,581,860

We propose that the above income will be disposed as follows:

Appropriated retained earnings
Dividends                                      5,289,783,480
(Yen 40 per share)
Directors' bonuses                            99,590,000
General reserve
Special depreciation reserve                   160,393,000
Total                                          5,549,766,480
Balance Carried Forward                        40,394,815,380

(Notes)   1.   Dividends are calculated excluding treasury stock of 945,072 shares.
          2.   Interim dividends (Yen 30 per share) in the aggregate amount of Yen 3,966,092,700 were paid on December 6, 2004.
          3.   A special depreciation reserve and advanced depreciation reserve are reversed or set up in accordance with the Special Taxation
               Measurement Law.

Supplementary Information (9)

                  CERTIFIED COPY OF PUBLIC ACCOUNTANTS' REPORT

   (English Translation of the Auditors' Report Originally Issued in Japanese
                                   Language)

                          Independent Auditors' Report

                                                                     May 2, 2005
To:  The Board of Directors of TDK Corporation
                                            KPMG AZSA & Co.,
                                              Seiichi Sasa (Seal)
                                               Designated and Engagement Partner
                                               Certified Public Accountant

                                              Hideaki Koyama (Seal)
                                               Designated and Engagement Partner
                                               Certified Public Accountant

            We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings , and its supporting schedules (limited to accounting matters) of TDK Corporation for the 109th business year from April 1, 2004 to March 31, 2005 in accordance with
Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha". With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:
(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(3) The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.
(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

                                    - End -

Supplementary Information  (10)

            CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS

                                  AUDIT REPORT

         This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 109th fiscal year from April 1, 2004 to March 31, 2005, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1.   Summary of method of audit:

         Each Corporate Auditor, subject to, inter alia, the audit policy and the business assignment, etc. set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, heard the performance of the duties, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and the principal offices. In addition, we requested reports on business from the Company's subsidiaries. We received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules.

         As for the transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its stockholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.

2.   Result of audit:

     (1) The method and results of auditing carried out by KPMG AZSA & Co., Independent Public Accountants, are appropriate.
     (2) The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.
     (3) With respect to the item concerning the proposal for appropriation of retained earnings, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.
     (4) The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.
     (5) With respect to the performance of their duties by the Directors including the duties regarding subsidiaries, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.
          We confirm that there are no violations of obligation by Directors, such as transactions competitive to the Company's business as prescribed in Article 133, paragraph 1 of the Commercial Code Enforcement Regulations.

May 6, 2005

                                             Board of Corporate Auditors of
                                             TDK Corporation

                                               Corporate Auditor (full-time)
                                                 Masaaki Miyoshi      (Seal)
                                               Corporate Auditor (full-time)
                                                 Takuma Otsuka        (Seal)
                                               Corporate Auditor
                                                 Kazutaka Kubota      (Seal)
                                               Corporate Auditor
                                                 Kaoru Matsumoto      (Seal)
                                               Corporate Auditor
                                                 Ryoichi Ohno         (Seal)

(Note) Messrs. Kazutaka Kubota, Kaoru Matsumoto and Ryoichi Ohno are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.

- End -
(Reference)

Tax Office Investigation on Transfer Price System

The Company has been subject to the tax audit by the Tokyo Regional Taxation Bureau with respect to transfer pricing between the Company and its overseas subsidiaries during the five year periods between the 103rd fiscal year (from April 1, 1998 to March 31, 1999) and the 107th fiscal year (from April 1, 2002 to March 31, 2003). At the present stage, the Company has not yet received any final and conclusive results and is not in a position to estimate the contingent income tax payable that the Company may incur as a result of the tax audit. Therefore, it was not possible to state any income tax payable in the accompanying the consolidated statutory report and the non-consolidated statutory report for the 109th fiscal year (from April 1, 2004 to March 31, 2005).

There is a statement that the Company has been subject to the tax audit for transfer pricing as the additional information of the consolidated statutory reports in the Public Accountants' Report. This is due to the fact that the tax audit for transfer pricing is likely to conclude in the near future, immediately after the Company received the audit reports for the non-consolidated statutory reports up to the present. On the other hand, there is no statement concerning the tax audit in the Public Accountants' Report for the non-consolidated statutory reports.

          Reference Documents Concerning the Exercise of Voting Rights

1.   Aggregate number of voting rights owned by all stockholders:
                                                         1,321,727 voting rights

2.   Matters to be Resolved and Matters for Reference:

     First Item:    Approval of Proposal for Appropriation of Retained Earnings
                    for the 109th Fiscal Year

         The appropriation of retained earnings for the fiscal year under review is proposed as stated in Supplementary Information (8) (in the page 32).
         The Company gives a priority to returning income to its stockholders as an important management issue. The Company's fundamental dividend policy is to steadily increase the dividend taking into consideration the level of consolidated return on equity, dividends on equity and business results, among other factors. Consequently, with respect to the proposed appropriation of retained earnings as at the end of the fiscal year under review, it is proposed that the year-end dividend during the fiscal year under review be Yen 40.00 per share. Together with the interim dividends of Yen 30.00 per share, which were paid in December 6, 2004, the total dividends for the fiscal year under review will be Yen 70.00 per share, a Yen 15.0 increase per share over the previous fiscal year.

     Second Item:   Issuance of Stock Acquisition Rights as Stock Option Scheme
                    for Stock-Linked Compensation Plan

         You are requested to approve the issuance of stock acquisition rights in accordance with the following terms and conditions, pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to allow the Company to implement a stock option scheme for stock-linked compensation plan for Directors and Corporate Officers of the Company.

1. Reason for the issuance of stock acquisition rights with specially favorable terms and conditions to persons other than stockholders:

     The Company intends to issue stock acquisition rights without any charge to Directors and Corporate Officers as a stock option scheme for stock-linked compensation plan in accordance with the conditions of the issuance as stated in 2 below. The aim of the plan is to further raise motivation and enhance morale to improve the business results and the rise of stock price of the Company, by formulating a system that the Directors and Corporate Officers will share benefits and risks arising from the rise and fall of stock price with its stockholders.

2.   Summary of the issuance of stock acquisition rights:
     (1) Class and number of shares to be issued upon exercise of stock acquisition rights:
            The maximum number shall be 41,000 shares of common stock of the Company.
            In case of adjustment of the number of shares attached to each stock acquisition rights (defined as below) in accordance with (2) below, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted to a number obtained by multiplying the number of shares attached to each stock acquisition right after adjustment by the aggregate number of stock acquisition rights.

     (2)  Aggregate number of stock acquisition rights to be issued:
            The maximum number shall be 410.

            The number of shares attached to one stock acquisition right (hereinafter referred to as the "number of shares attached") shall be 100 shares. Provided, however, that on or after the date on which stock acquisition rights are issued (hereinafter referred to as the "issue date"), in case the Company makes a stock split or stock consolidation of shares of common stock, the number of shares attached shall be adjusted proportional to the percentages of such stock split or stock consolidation of shares.
            In addition, in the case of any unavoidable event, such as the Company's merger or corporate partition that requires adjustments to be effected to the number of shares attached, the number of shares shall be adjusted to the reasonable extent, taking into account the terms and conditions of the merger or corporate partition or the like, and any number of share less than one share arising out of such adjustment shall be disregarded.

     (3)  Issue price of stock acquisition rights:
            Free of charge

     (4)  Amounts to be paid for the exercise of each stock acquisition right:
            Amounts to be paid for the exercise of each stock acquisition right shall be 1 yen per share, multiplied by the number of shares attached.

     (5)  Exercise period of stock acquisition rights:
            The exercise period shall be determined by the Board of Directors and shall be within a period from July 1, 2005 to June 30, 2025.

     (6)  Conditions of exercise of stock acquisition rights:
          (1) A holder of stock acquisition rights may not exercise the stock acquisition rights during July 1, 2005 to June 2008, except for the case stated in (2) below, such holder may exercise the stock acquisition rights on or after July 1, 2008.
          (2) The holder of stock acquisition rights may only exercise such rights within the specified period set out in (a) or (b) below, in case of any event set out in (a) or (b), respectively.
               a) In case the holder of stock acquisition rights loses the position as both Corporate Officer and employee (including full-time advisor and full-time counselor, but excluding part-time adviser and part-time counselor; the same shall be applicable hereinafter);

                    For three years from the date immediately following the date that such holder loses the position as both Corporate Officer and employee of the Company

               b) In case a proposal for a merger agreement where the Company will be dissolved, or a proposal for a stock exchange agreement or stock transfer agreement where the Company will become a wholly owned subsidiary is approved at the general meeting of shareholders of the Company;

                    During a 15 day-period commencing from the date immediately following the date when the proposal is approved

          (3) In case that the holder of stock acquisition rights loses the position as both Corporate Officer and employee of the Company on or after July 1, 2008, the holder may only exercise the rights for three years on or after the date immediately following the date when such holder loses the position as Corporate Officer and Director, but not beyond the exercise period of stock acquisition rights.

          (4)  Each stock acquisition right shall not be partially exercised.

     (7)  Events and conditions of cancellation of stock acquisition rights:
            If the holder of stock acquisition rights is unable to exercise the stock acquisition rights, stock acquisition rights may be cancelled without any charge.

     (8)  Restrictions on transfer of stock acquisition rights:
            Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors of the Company.

3.   Summary of the allotment of stock acquisition rights:
       When granting stock acquisition rights to each grantee (the "Grantee"), the Company shall enter into the "Granting of Stock Acquisition Right Agreement" with each of the Grantees, which shall provide for the additional conditions deemed reasonable by the Board of Directors for the purpose of the issuance of stock acquisition rights.

Third Item:    Issuance of Stock Acquisition Rights as Stock Option Scheme

You are requested to approve the issuance by the Company of stock acquisition rights in accordance with the following terms and conditions, pursuant to
Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to grant such rights as a stock option to key employees of the Company and Directors and key employees of each of the associated companies.

1. Reason for the issuance of stock acquisition rights with specially favorable terms and conditions to persons other than stockholders:

     In order to further raise motivation and enhance morale for contributing to the improvement of consolidated business results of the Company, improve business results of the Company and associated companies and stockholder values, stock acquisition rights shall be issued without any charge to key employees of the Company and Directors and key employees of each of the associated companies in accordance with the conditions of the issuance as stated in 2. below.

2.   Summary of the issuance of stock acquisition rights:
     (1) Class and number of shares to be issued upon exercise of stock acquisition rights:
            The maximum number shall be 119,000 shares of common stock of the Company.
            In case of adjustment of the number of shares attached to each stock acquisition rights (defined as below) in accordance with (2) below, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted to a number obtained by multiplying the number of shares attached to each stock acquisition right after adjustment by the aggregate number of stock acquisition rights.

     (2)  Aggregate number of stock acquisition rights to be issued:
            The maximum number shall be 1,190.

            The number of shares attached to one stock acquisition right (hereinafter referred to as the "number of shares attached") shall be 100 shares. Provided, however, that on or after the date on which stock acquisition rights are issued (hereinafter referred to as the "issue date"), in case the Company makes a stock split or stock consolidation of shares of common stock, the number of shares attached shall be adjusted proportional to the percentages of such stock split or stock consolidation of shares.
            In addition, in the case of any unavoidable event, such as the Company's merger or corporate partition that requires adjustments to be effected to the number of shares attached, the number of shares shall be adjusted to the reasonable extent, taking into account the terms and conditions of the merger or corporate partition or the like, and any number of share less than one share arising out of such adjustment shall be disregarded.

     (3)  Issue price of stock acquisition rights:
            Free of charge

     (4)  Amounts to be paid for the exercise of each stock acquisition right:
            Amounts to be paid for the exercise of each stock acquisition right shall be the amount to be paid per share (hereinafter referred to as the "Exercise Price") of shares to be issued or transferred upon exercise of the stock acquisition right, multiplied by the number of shares attached.
            The exercise price shall be an amount which is the average of the closing prices (regular way) of the Company's shares of common stock on the Tokyo Stock Exchange, Ltd. on each day (other than any day on which no sale is reported) of the month immediately preceding the issue date, multiplied by 1.05. Any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen. Provided, however, that if such price is less than the closing price as of the issue date, then such closing price reported on the issue date shall instead be the Exercise Price (if no closing price is reported on such day, then the closing price reported on the day immediately preceding that day).
            On or after the issue date, in case the Company issues new shares of its common stock or disposes of its treasury stock at a price less than the current market price (except for issue or transfer upon exercise of stock acquisition rights or transfer of its treasury stock pursuant to the provisions of Section 2, Article 5 of the Supplement of the "Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan (Law No. 79, 2001)), the Exercise Price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:

                                                Number of shares   Amount paid
                               Number of      + newly issued     x per share
                               shares issued    _______________________________

                                                         Market price
                               ________________________________________________
Exercise       Exercise Price  Number of               Number of shares
Price after  = before        x Shares issued  +        newly issued
adjustment     adjustment



            "Number of shares issued" in the above formula means the number of shares obtained by deducting the number of treasury stock held by the Company from the number of outstanding shares. In case of disposal of treasury stock, "Number of shares newly issued" shall instead read as "Number of treasury stock to be disposed of". On or after the issue date, in case of a stock split or stock consolidation of the Company's shares of common stock, the Exercise Price shall be adjusted proportional to the percentages of stock split or stock consolidation of shares.
            In addition, in the case of any unavoidable event, such as the Company's merger or corporate partition that requires adjustments to be effected to the number of shares attached, the number of shares shall be adjusted to the reasonable extent, taking into account the terms and conditions of the merger or corporate partition or the like, and any number of share less than one share arising out of such adjustment shall be disregarded.

     (5)  Exercise period of stock acquisition rights:
            From August 1, 2007 to July 31, 2011

     (6)  Conditions of exercise of stock acquisition rights:
            Each stock acquisition right shall not be partially exercised.

     (7)  Events and conditions of cancellation of stock acquisition rights:
          (1) If a proposal for approval of a merger agreement, where the Company is dissolved, is approved at a general meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer is approved at a general meeting of stockholders of the Company, the Company may cancel stock acquisition rights without any charge.
          (2) The Company may, at any time, cancel without any charge such outstanding and unexercised stock acquisition rights as is acquired and owned by itself.

     (8)      Restrictions on transfer of stock acquisition rights:
                Any transfer of stock acquisition rights shall be subject to approval of the Board of Directors of the Company.

3.   Summary of the allotment of stock acquisition rights:
       In addition, when granting stock acquisition rights to each grantee, the Company shall enter into the "Granting of Stock Acquisition Right Agreement" with each of the grantees, which shall provide for the additional conditions deemed reasonable by the Board of Directors for the purpose of the issuance of stock acquisition rights.

Fourth Item:           Acquisition of own shares of the Company

You are requested to approve that the Company will acquire up to 160,000 shares of common stock of the Company, with a maximum aggregate acquisition cost of Yen
1.6 billion, pursuant to Article 210 of the Commercial Code of Japan during the period from the closing of this Ordinary General Meeting of Stockholders to the closing of next Ordinary General Meeting of Stockholders in 2006, in order to enable the Company to implement the stock option plan described in the Second Item and the Third Item of the proposal.

Fifth Item:               Election of seven (7) Directors

The terms of offices of all seven (7) Directors will expire at the closing of this Ordinary General Meeting of Stockholders. You are requested to elect seven (7) Directors.



         Candidates for Directors are as follows:

Candidate      Name             Resume and Status as Other             Number of
No.       (Date of Birth)    Company's Representative, if any      Shares of the
                                                                   Company Owned
1.        Hajime Sawabe      April 1964:  entered into the Company  8,000 shares
          (Jan. 9, 1942)     May 1991:    General Manager of
                                          European Div. of Recording
                                          Media Business Group of
                                          the Company
                             June 1996:   Director & General Manager
                                          of Data Storage Components
                                          Business Group of the Company
                             June 1998:   President & Representative
                                          Director of the Company
                                          (present post)

2.        Jiro Iwasaki       April 1974:  entered into the Company  2,000 shares
          (Dec. 6, 1945)     June 1992:   General Manager of
                                          Corporate Planning Office
                                          of the Company
                             June 1996:   Director and General Manager
                                          of Human Resources Dept.
                                          of the Company
                             June 1998:   Managing Director of the
                                          Company
                                          General Manager of Recording
                                          Media & Systems Business
                                          Group of the Company
                             June 2002:   Director & Senior Vice
                                          President of the Company
                                          (present post)
                                          General Manager of
                                          Administration Group of the
                                          Company (present post)
                                          in charge of Safety and
                                          Environment (present post)
3.        Shinji Yoko        April 1970:  entered into the Company  1,000 shares
          (Jan. 2, 1948)     Jan. 1994:   General Manager of
                                          European Sales Headquarters
                                          of Electronic Materials
                                          Sales & Marketing Dept. of
                                          the Company
                             June 1998:   Director of the Company
                             Jan. 1999:   Director, Deputy General
                                          Manager of Electronic
                                          Components Sales & Marketing
                                          Division of the Company
                                          General Manager of Europe
                                          Sales Office of the Company
                                          and General Manager of Europe
                                          Sales Division of the Company
                             June 2002:   Director & Senior Vice
                                          President of the Company
                                          (present post)
                                          General Manager of Electronic
                                          Components Sales & Marketing
                                          Business Group of the Company
                                          (present post)
4.        Takeshi Nomura     April 1980:  entered into the Company  1,000 shares
          (Mar. 8, 1952)     June 1996:   General Manager of Material
                                          Research Center of the Company
                             June 1998:   Director of the Company
                             June 2002:   Director & Senior Vice
                                          President of the Company
                                          (present post)
                             July 2002:   General Manager of
                                          Intellectual Properties Center
                             Jan. 2004:   in charge of Technology
                                          General Manager of Technology
                                          Group of the Company
                             April 2005:  General Manager of Ferrite &
                                          Magnet Products Business Group
                                          (present post)
5.        Yasuhiro Hagihara  April 1971:  registered as lawyer in        0 share
                                          Washington D.C. in the U.S.
          (Oct. 19, 1937)    Aug. 1976:   joined Graham and James LLP
                                          in the U.S.
                             Jan. 1979:   Partner of the said law firm
                             July 2000:   Partner of Squire Sanders &
                                          Dempsey L.L.P. (Gaikokuhou
                                          Jimu Bengoshi Jimusho)
                                          (Currently Squire Sanders
                                          (Gaikokuho Kyodo Jigyo Horitsu
                                          Jimusho)) (present post)
                             June 2002:   Director of the Company
                                          (present post)
6.        Takehiro Kamigama  April 1981:  entered into the Company    800 shares
          (Jan. 12, 1958)    April 2001:  General Manager in charge
                                          of strategic technology of
                                          Recording Device Business
                                          Div. of the Company
                             Oct. 2001:   General Manager of Head
                                          Business Group of the Company
                                          (present post)
                             June 2002:   Corporate Officer of the
                                          Company
                             June 2003:   Senior Vice President of
                                          the Company
                             June 2004:   Director and Executive Vice
                                          President of the Company
                                          (present post)
7. *      Seiji Enami        April 1974:  entered into the Company  1,100 shares
          (Sep. 14, 1947)    April 1997:  General Manager of
                                          Corporate Planning Dept.
                                          of Recording Media
                                          Business Div. of the Company
                             April 2000:  General Manager of Sales &
                                          Marketing Div. of Recording
                                          Media & Systems Business
                                          Group of the Company
                             April 2001:  General Manager of Finance
                                          & Accounting Dept. of
                                          Administration Group of
                                          the Company (present post)
                             June 2004:   Corporate Officer of the
                                          Company (present post)


(Notes)   1.   None of the above seven (7) candidates has any special interests in the Company.
          2.   The person with "*" mark is a new candidate for Director.
          3.   Mr. Yasuhiro Hagihara is a candidate for an outside Director to comply with the requirement of outside director provided under Paragraph 7-2, Section 2, Article 188 of the Commercial Code of
               Japan.

                                                                        - End -

Map to Technical Center of TDK Corporation
(Translation omitted)